Exhibit 12

INTERSTATE POWER AND LIGHT COMPANY

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	2003	2002	2001	2000	1999
	(Dollars in thousands)
Net income	$100,718	$90,877	$98,066	$103,127	$97,292
Income taxes	71,282	62,294	52,967	65,020	69,291

Income before income taxes	172,000	153,171	151,033	168,147	166,583

Interest expense	65,390	63,672	64,558	67,234	66,973
Estimated interest component of rent expense	3,992	4,394	4,923	5,530	4,539

Fixed charges as defined	69,382	68,066	69,481	72,764	71,512
Preferred dividend requirements (pre-tax basis)	23,193	4,824	5,252	5,549	5,815

Fixed charges and preferred dividend requirements	92,575	72,890	74,733	78,313	77,327

Earnings as defined	$241,382	$221,237	$220,514	$240,911	$238,095

Ratio of Earnings to Fixed Charges (Unaudited)	3.48	3.25	3.17	3.31	3.33

Ratio of Earnings to Combined Fixed Charges and
Preferred Dividend Requirements (Unaudited)	2.61	3.04	2.95	3.08	3.08